BROWN,CUMMINS & BROWN CO., L.P.A.
                         ATTORNEYS AND COUNSELORS AT LAW
                                3500 CAREW TOWER
J. W. BROWN (1911-1995)       441 VINE STREET                JOANN M. STRASSER
JAMES R. CUMMINS            CINCINNATI, OHIO 45202           PAMELA L. KOGUT
ROBERT S BROWN              TELEPHONE (513) 381-2121         AARON A. VANDERLAAN
DONALD S. MENDELSOHN        TELECOPIER (513) 381-2125
LYNNE SKILKEN                                                OF COUNSEL
AMY G. APPLEGATE                                             GILBERT BETTMAN
KATHRYN KNUE PRZYWARA
MELANIE S. CORWIN
JOANN M. STRASSER
PAMELA L. KOGUT
AARON A. VANDERLAAN

                                December 22, 1998


VIA ELECTRONIC SUBMISSIONS

Securities & Exchange Commissions
450 5th Street, NW
Judiciary Plaza
Washington, D.C. 20549

         Re: AmeriPrime Funds, File No. 33-96826


To Whom It May Concern:


         Pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), we hereby request that the post-effective amendment filed on behalf of the AmeriPrime Funds on October 16, 1998 (accession number 0001000579-98-000034) be withdrawn. The amendment was filed with one document missing. The complete amendment was refiled on October 19, 1998 (accession number 0001000579-98-000036).

         If you have any questions please contact the undersigned or JoAnn M. Strasser at 513-381-2121.

                                AmeriPrime Funds



                                         By:  /S/ Attorney in Fact
                                         Donald S. Mendelsohn, Attorney in Fact

DSM/jlm
c. Ken Trumpfheller
    Laura Riegel